EXHIBIT 99.1

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on March 27, 2014 (the “Meeting”).  The total number of common shares represented at the meeting in person or by proxy was 9,106,948 or 39.91% of the total issued and outstanding common shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect Dr. Isa Odidi as a director of the Corporation.
As proposed in the management information circular for the Meeting (the “Circular”), Dr. Isa Odidi was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,648,685 (94.97%) for and 212,126 (2.33%) withheld.

Resolution to elect Dr. Amina Odidi as a director of the Corporation.
As proposed in the Circular, Dr. Amina Odidi was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until her successor is elected or appointed. This vote was conducted by a show of hands with 8,648,823 (94.97%) for and 211,988 (2.33%) withheld.

Resolution to elect John Allport as a director of the Corporation.
As proposed in the Circular, John Allport was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,681,616 (95.33%) for and 179,195 (1.97%) withheld.

Resolution to elect Bahadur Madhani as a director of the Corporation.
As proposed in the Circular, Bahadur Madhani was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,714,335 (95.69%) for and 146,476 (1.61%) withheld.

Resolution to elect Kenneth Keirstead as a director of the Corporation.
As proposed in the Circular, Kenneth Keirstead was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,766,390 (96.26%) for and 94,421 (1.04%) withheld.

Description of Matter	Outcome of Vote

Resolution to elect Dr. Eldon R. Smith as a director of the Corporation.
As proposed in the Circular, Dr. Eldon R. Smith was elected as a director of the Corporation to hold office until the next annual meeting of shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands with 8,768,889 (96.29%) for and 91,922 (1.01%) withheld.

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof.
Deloitte LLP were reappointed to the office of auditors until the next annual meeting of shareholders and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands with 9,083,038 (99.74%) for and 23,897 (0.26%) shares withheld.

Resolution to approve the two year extension of the performance-based stock options granted to certain directors and officers as more particularly described in the Management Proxy Circular for the meeting.

As proposed in the Circular, the shareholders ratified the special resolution to approve the two year extension of the performance-based stock options granted to certain directors and officers as more particularly described in the Management Proxy Circular for the meeting. This vote was conducted by way of ballots with 2,592,173 (90.54%) for and 270,900 (9.46%) shares against. Total shares representing 5,997,751 votes attached to securities owned by insiders, their associates and their affiliates that were voted in favour of the resolution, were excluded from being counted with respect to this resolution for purposes of determining the approval of the resolution by a majority of disinterested shareholders voting with respect to the resolution.

DATED the 31st day of March, 2014.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

/s/ John Allport
Name:	John Allport
Title:	Vice President Legal Affairs and Licensing